EXHIBIT 99.1

Selvita to acquire Fidelta from Galapagos

-Strengthening Selvita’s position as one of the largest preclinical contract research organizations in Europe -

  Acquisition substantially expands Selvita’s integrated drug discovery services offering
  Transaction will almost double Selvita’s revenues
  Enterprise value of € 31.2M  to be paid in cash
  Fidelta to continue performing drug discovery services for Galapagos for the next five years

Mechelen, Belgium and Krakow, Poland – 23 November 2020, 22.15 CET – Galapagos NV [Euronext & NASDAQ: GLPG] and Selvita S.A. [WSE: SLV] – announced today that they have signed an agreement under which Selvita will acquire 100% of the outstanding shares in Fidelta d.o.o. for an enterprise value of € 31.2M plus the customary adjustments for net cash and working capital.

Fidelta is a contract research organization within the Galapagos Group of companies, with core scientific competences in inflammation, fibrosis, and anti-infectives. It currently employs 181 employees, including over 150 highly experienced scientists, providing integrated drug discovery services in the biotech and pharmaceutical industry, with a proven track record of accomplished laboratory projects over many years. Fidelta is located in state-of-the art R&D facilities in Zagreb, Croatia which offer almost 6,000 m2 of research space. The transaction is subject to customary closing conditions and is expected to close on the 4th of January 2021.

Galapagos is a fully integrated biopharmaceutical company with a deep pipeline of novel mechanism of action candidates and commercial operations in Europe; as such, the CRO activities offered by Fidelta no longer fit with its strategy.

Upon completion of the acquisition, Fidelta will be fully consolidated under the Selvita Group, and will continue to operate under the Fidelta name.

More comprehensive offering and opening of new growth opportunities

The scope of services provided by Fidelta is complementary to Selvita’s offerings and will enable Selvita to build a competitive advantage in business areas such as DMPK, in vivo pharmacology, and toxicology. Selvita will also increase its scale of operations within medicinal chemistry and in vitro pharmacology, resulting in significant strengthening of its market position.

Fidelta's therapeutic areas of expertise align with current market trends, as infectious diseases, inflammation, and fibrosis are all areas of core expertise for Fidelta and are becoming increasingly major areas of interest for pharma companies due to the significant and unmet medical needs.

“We are thrilled to announce our acquisition of Fidelta. This is a perfect fit for us: an extensively experienced organization, with a full range of in-house drug discovery capabilities and an established track record of clinical candidate delivery,” says Boguslaw Sieczkowski, Chief Executive Officer at Selvita. “With this acquisition, we are not only executing our strategy announced this year, but we’re actually taking a leap in both the scope of our services portfolio and the scale of business. It is a transformative moment in the history of Selvita.”

“The scientific knowledge, the business acumen, and the focus and commitment of the team at Fidelta are second to none.  I would like to thank the Fidelta team for the excellent collaboration over the years.  I’m sure they will thrive under the Selvita umbrella. We will continue part of our discovery work with Fidelta, so we will benefit from that,” says Onno van de Stolpe, CEO of Galapagos.

“We are very happy to take this big and logical step in the further development of Fidelta, and together with Selvita, to strengthen our presence on the market. Bringing together these two companies will allow us to keep a high level of quality and offer an even more integrated approach  in services that we provide to our clients,” says Adrijana Vinter, Managing Director of Fidelta.

Transaction structure and its value potential

Over the years, Fidelta has transformed from an internal R&D department into a profitable external CRO delivering strong growth. Fidelta reported revenues of € 17.4M and an EBITDA of € 2.6M in 2019. Full year 2020 is on track to become a record year for Fidelta; in the first 9 months Fidelta reported revenues of € 17.2M, and an operating profit of € 4.4M.

Fidelta possesses a diverse revenue base, including cooperation with a significant number of big pharma and biotech customers. The acquisition will add to Selvita’s revenues growth and make a significant contribution to its EBITDA.

About Selvita
Selvita is a preclinical Contract Research Organization providing multidisciplinary support in resolving the unique challenges of research within area of drug discovery, regulatory studies, as well as research and development.
The Company was established in 2007 and currently employs over 550 professionals, of which over 1/3 hold a PhD title. Selvita is headquartered in Krakow, Poland, with a second research site in Poznan, Poland and international offices located in Cambridge, MA and South San Francisco, in the U.S., as well as in Cambridge, UK. Selvita is a major shareholder in Ardigen – bioinformatics company harnessing advanced Artificial Intelligence methods for novel precision medicine.
Selvita has a proven track record of successfully completed projects and customers in 40 countries. The majority of Company revenues come from pharma, biotech, chemical and agrochemical companies from the U.S. and Europe. Selvita is listed on the Warsaw Stock Exchange (WSE:SLV). More information at www.selvita.com.

About Galapagos
Galapagos (Euronext & NASDAQ: GLPG) discovers and develops small molecule medicines with novel modes of action, several of which show promising patient results and are currently in late-stage development in multiple diseases. The company’s pipeline comprises early discovery through to Phase 3 programs in inflammation, fibrosis, and other indications. Galapagos’ ambition is to become a leading global biopharmaceutical company focused on the discovery, development and commercialization of innovative medicines. More information at www.glpg.com.

Contacts Selvita

Media & Investors:
Natalia Baranowska
+48 784 069 418
natalia.baranowska@selvita.com

Contacts  Galapagos

Investors:
Elizabeth Goodwin
VP Investor Relations
+1 781 460 1784

Sofie Van Gijsel
Senior Director Investor Relations
+32 485 19 14 15
ir@glpg.com

Media:
Carmen Vroonen
Global Head of Communications & Public Affairs
+32 473 824 874

Anna Gibbins
Senior Director Therapeutic Areas Communications
+44 7717 801900
communications@glpg.com

Forward-looking statements Selvita
Information set forth in this press release contains forward-looking statements, which involve a number of risks and uncertainties. The forward-looking statements contained herein represent the judgement of Selvita as of the date of this press release. Such forward-looking statements are neither promises nor guarantees but are subject to a variety of risks and uncertainties, many of which are beyond our control, and which could cause actual results to differ materially from those contemplated in these forward-looking statements. These risks, uncertainties and other factors include, without limitation, the risk that parties would be unable to complete the transaction within the currently foreseen timelines or at all,  the risk that Selvita’s expectations regarding Fidelta’s results for the full year 2020 and regarding the continued growth of Fidelta may be incorrect, the risk that Selvita’s expectations regarding Fidelta’s future service performance for Selvita would be incorrect.

We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

Forward-looking statements Galapagos

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, that are subject to risks, uncertainties and other factors that could cause actual results to diﬀer materially from those referred to in the forward-looking statements and, therefore, the reader should not place undue reliance on them. These risks, uncertainties and other factors include, without limitation, the risk that parties would be unable to complete the transaction within the currently foreseen timelines or at all,  the risk that Galapagos’ expectations regarding Fidelta’s results for the full year 2020 and regarding the continued growth of Fidelta may be incorrect, the risk that Galapagos’ expectations regarding Fidelta’s future service performance for Galapagos would be incorrect, as well as,  those risks and uncertainties identified in our Annual Report on Form 20-F for the year ended 31 December 2019 and our subsequent filings with the SEC. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The forward-looking statements contained herein are based on management’s current expectations and beliefs and speak only as of the date hereof, and Galapagos makes no commitment to update or publicly release any revisions to forward-looking statements in order to reflect new information or subsequent events, circumstances or changes in expectations.